DEFINITIVE AGREEMENT

This Agreement is made effective December 31, 2007 by and between LBO Capital

Corp., a Colorado corporation, and Longborough Capital PLC, a United Kingdom corporation (collectively "the Parties"), and its majority owned subsidiaries, Advanced

Digital Components, Inc. and Global Tech International, Inc., both Delaware corporations, related to the acquisition by LBO Capital Corp. of the above said subsidiaries.

The aforementioned entities are hereafter identified, as follows:

LBO Capital Corp.

Longborough Capital PLC

Advanced Digital Components, Inc.

Global Tech International, Inc.

THE PARTIES AGREE, AS FOLLOWS:

1. Compliance with Legal Procedures. LBOC shall file overdue annual reports in the State of Colorado and obtain a legal reinstatement of status in Colorado, and complete an independent audit by UHY, LLC of books and records thru December 31,

2007. LBOC shall file all the required reports with the SEC, and other regulatory agencies as applicable.

2. Reverse Split. LBOC Board of Directors shall authorize and recommend for shareholders approval a reverse split of one common share for eight (1:8) of issued and outstanding common shares of LBOC. The Board shall require that there be

100,000,000 authorized shares after the reverse split and take all necessary action to effect that result.

3. Quorum Capital, Inc. (hereafter referred to as "QC"). LBOC shall obtain an agreement from QC to convert approximately $893,000 of notes payable plus the accrued interest into 4,000,000 shares (old shares) of common stock of LBOC and

16,000,000 5-year warrants at $0.01/share.

4. Availability of Information regarding ADCI and GTI. Mario DiNello shall furnish information regarding ADCI and GTI, included but not limited to the January 31,

2007 and upcoming January 31, 2008 audited financial statements; plus products and

Intellectual Property ("IP") technologies regarding a computerized air tire pressure sensing system, a plastic medium for encapsulating magnesium in plastic and other applications and completed prototypes for use in negotiations for licensing agreements with Original Equipment Manufacturers ("OEMs"); and any other technologies owned.

5. Longborough Capital PLC ("LBC") Status. The parties recognize that LBC is currently a non-trading stock public company in the United Kingdom.

6. LBC and LBOC Relationships. LBOC shall acquire approximately 87% interest in both ADCI and GTI, currently subsidiaries of LBC, in exchange for 18,000,000 newly issued shares of common stock of LBOC. These shares shall have a restriction Rule 144 legend. LBOC shall then hold approximately 87% of ADCI and approximately 87% of

GTI. LBC shall then be free either to continue to hold the shares of LBOC or to declare dividends for benefit of LBC shareholders equal in value to some or all of said LBOC shares.

7. Split of Certain Outstanding Warrants. A, B, and C warrants currently outstanding will be reverse split for benefit of LBOC. After the 1:8 reverse split, there shall be 375,000 registered A warrants exercisable to July 31, 2008 at $4.00, 375,000 B warrants at $6.00, and 375,000 C warrants at $8.00.

8. LBOC Director Changes. Thomas W. Itin shall remain as Chairman of the

Board of Directors. Salvatore Parlatore shall remain as Director. The following persons shall be elected as independent directors: William ("Bill") Lopshire, and Sebastian

Moeritz. The fifth director shall be Achille DiNello, son of Mario DiNello.

9. LBOC Management. Thomas W. Itin shall remain in the position of Chief

Executive Officer and President of LBOC, and Majlinda Xhuti shall remain in the position of Chief Financial Officer of LBOC. Mario DiNello shall be elected as Chief

Operating Officer of LBOC.

10. Clarification of Stock Status of Business Combinations. To combine the subject companies without a reverse split of common stock, the parties shall decide whether they wish to choose, as a remedy for a shortage of authorized common stock,

issuance of preferred stock, with a legend that conversion shall not occur unless and until shareholders have approved a necessary increase in authorized shares of common stock of LBOC.

11. Compliance. All details of this transaction shall be in full compliance with all applicable laws in both the USA and the UK. This agreement supersedes any other agreement, in writing, or verbal that may have existed prior to the signing of this agreement.

12. Press Releases. The parties shall disclose all material information required for an understanding of the financial status of the companies involved to the general public via commonly used media at an appropriate time. Any press releases prepared by either LBC or LBOC are to be approved in advance by the other party.

13. Operations. The parties hereafter shall operate in the ordinary course of business and not enter into any unusual or atypical transactions without consent of the other party.

14. CONCLUSION. The signatories hereunder by executing the foregoing document do by their signatures, as representatives of the corporate entities herein,

bind said corporate entities to performance of the obligations stated herein,

commencing on the effective date stated herein and in execution of this Agreement during a reasonable but expeditious time period dictated by circumstances.

15. EFFECTIVE DATE. December 31, 2007.

By: /s/

By: /s/

Thomas W. Itin

Mario DiNello

Chairman and Chief Executive Officer

Representing Longborough Capital, PLC, UK

LBO Capital Corp., USA